# Quesadilla Gorilla, Inc.

## STATEMENT OF CASH FLOWS
### January - December 2018

| | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -90,616.08 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Due from Shareholder | -7,288.00 |
| Employee Advance | 330.11 |
| Inventory Asset | 614.11 |
| Merchant Undeposited Funds:Grubhub Undeposited Funds | -1,527.37 |
| Merchant Undeposited Funds:Postmates undeposited | -209.61 |
| Merchant Undeposited Funds:Square Undeposited Funds | 5,468.29 |
| Merchant Undeposited Funds:Uber Undeposited Funds | -800.00 |
| Suspense | -411.94 |
| Uncategorized Asset | 0.00 |
| Accumulated Depreciation | 17,274.00 |
| Furniture & Equipment | -3,601.50 |
| Accumulated Amortization | 945.00 |
| Other Asset | 1,800.75 |
| Accounts Payable | 1,906.79 |
| Capital One | 7,570.74 |
| Chase Credit Card | 0.00 |
| Citi Credit Card | 6,462.18 |
| Gift Card Liability | 29,582.04 |
| Payroll Clearing | -6,628.76 |
| Sales Tax Payable | 215.92 |
| Tips Owed | -98.61 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **51,604.14** |
| **Net cash provided by operating activities** | **$ -39,011.94** |
| INVESTING ACTIVITIES | |
| Improvements | -2,700.00 |
| Machinery & Equipment | -20,068.50 |
| **Net cash provided by investing activities** | **$ -22,768.50** |
| FINANCING ACTIVITIES | |
| Auto Loan - Prius @ $599.80/month | -6,716.89 |
| Auto Loan - Wells Fargo | -6,254.13 |
| Notes Payables - CBB 13437754 | -8,975.89 |
| Quick Book Loan | 0.00 |
| Square Loan | -2,247.67 |
| Square Loan - Dusty 2 | 17,914.01 |
| Square Loan - Food Truck 2 | 852.36 |
| Square Loan - Visalia | 19,922.83 |
| WareHouse Row Loan | 20,126.66 |
| **Net cash provided by financing activities** | **$34,621.28** |
| NET CASH INCREASE FOR PERIOD | **$ -27,159.16** |
| Cash at beginning of period | 25,858.45 |

# Quesadilla Gorilla, Inc.

## STATEMENT OF CASH FLOWS

### January - December 2018

|  | TOTAL |
|---|---|
| CASH AT END OF PERIOD | **$ -1,300.71** |